Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-177984)

Combination of LAN and TAM reaches 94.4% approval and exchange offer is extended 10 days

São Paulo, June 12, 2012 – TAM S.A. (“TAM”) and LAN Airlines S.A. (“LAN”) announce at the scheduled expiration time of the offer to exchange TAM shares for LAN BDRs in Brazil and LAN ADRs in the United States, at the ratio of 0.9 shares of LAN for each TAM share, represented 94.4% of the outstanding TAM shares. The number of tendered shares was not sufficient to satisfy the 95% squeeze-out condition set forth in the exchange offer documents.

Together the tendered shares and the shares owned by the controlling shareholders of TAM represent 147,836,864 shares or 94.4% of the outstanding shares of TAM.

Based on that, LAN waived the squeeze-out condition and extended the exchange offer for 10 calendar days. Therefore, the exchange offer auction will happen on June 22.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 42 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 39.9% in April; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 90.3% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 18 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,293 destinations in 190 countries.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. Thes estimates are subject to changes without prior notice.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement and offer to exchange/prospectus filed with the SEC by LAN and Holdco II S.A., a new entity formed in connection with the proposed combination. This document is not a substitute for the registration statement, offer to exchange/prospectus and offering materials that LAN and the new entity have filed and/or will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.